Exhibit 99.1

RYB Education, Inc. Reports Second Quarter 2019 Financial Results

BEIJING, August 20, 2019 — RYB Education, Inc. (“RYB” or the “Company”) (NYSE: RYB), a leading early childhood education service provider in China, today announced its unaudited financial results for the second quarter of 2019.

Second Quarter 2019 Operational and Financial Summary

•                      Number of students enrolled at directly operated facilities was 30,478 as of June 30, 2019, compared with 23,526 as of June 30, 2018.

•                      Net revenues were $53.6 million, compared with $47.5 million for the second quarter of 2018.

•                      Gross profit was $11.9 million, compared with $15.9 million for the second quarter of 2018.

•                      Net income attributable to ordinary shareholders of RYB for the second quarter of 2019 was $2.9 million, compared with $4.7 million for the second quarter of 2018. Adjusted net income attributable to ordinary shareholders1 of RYB for the second quarter of 2019 was $3.9 million, compared with $6.9 million for the second quarter of 2018.

•                      Cash used in operating activities was $2.9 million in the second quarter of 2019, compared with $10.6 million cash used in operating activities for the second quarter of 2018.

First Six Months of 2019 Financial Highlights

•                      Net revenues were $87.8 million, compared with $76.2 million for the first six months of 2018.

•                      Gross profit was $13.8 million, compared with $16.5 million for the first six months of 2018.

1  Adjusted net income (loss) attributable to ordinary shareholders is a non-GAAP financial measure, which is defined as net income (loss) attributable to ordinary shareholders excluding share-based compensation expenses and changes in redeemable non-controlling interests. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

•                      Net income attributable to ordinary shareholders of RYB was $0.6 million, compared with $2.0 million for the same period of 2018. Adjusted net income attributable to ordinary shareholders of RYB was $2.7 million, compared with $6.0 million for the same period of 2018.

•       Cash generated from operating activities was $10.3 million, versus $5.3 million of cash used in operating activities for the same period of 2018.

“We delivered another solid performance during the second quarter of 2019, which was driven by the strength of our core offerings: play-and-learn centers and kindergarten services. Additionally, during the second quarter, net enrollment increased at our directly operated facilities as we benefitted from healthy domestic growth and contributions from our overseas operations. The strong market appeal of our expanded educational platform continues to be fueled by our steadfast commitment to offering differentiated educational products and services to the students and families we serve,” said Ms. Yanlai Shi, Co-founder, Director and Chief Executive Officer of RYB.

“With the expanded brand portfolio for our kindergarten business following our Singapore acquisition, we now adopt a “multi-layered brand portfolio” strategy to cater to a broader student base, and improve children and parents satisfaction level. Our teams on both sides will explore opportunities for resources sharing, and introduce integrated early education services to our students at home and abroad. We expect potential benefits to unfold through our combined efforts. In this process, we remain committed to improving the quality of our educational offerings, and ultimately contributing to the greater good of our children, families and communities,” concluded Ms. Shi.

Mr. Hao Gu, Chief Financial Officer of RYB, said, “In second quarter 2019, our net revenues reached $53.6 million. The solid revenue growth was attributable to enrollment increases at our directly operated facilities, and product revenues increases from our newly added courses, among others. These were partially offset by a decline in our franchise fee revenue. Due to the change of accounting estimate, franchise fee revenue in the second quarter of 2018 was relatively high.”

“With focused execution of our growth strategy and prudent cost management, the Company’s adjusted operating income was $6.3 million in this quarter, improving from the adjusted operating income generated in the second quarter last year (excluding certain estimate change which resulted in a high comparison base in the second quarter 2018). General and administrative (“G&A”) expenses declined in absolute terms from a year ago, primarily due to reduced expenses in administrative functions such as professional services and corporate spending. Looking ahead, we will continually strive for stable growth and creating shareholder value,” concluded Mr. Gu.

Second Quarter 2019 Financial Results

Net Revenues

Net revenues for the second quarter of 2019 were $53.6 million, compared with $47.5 million for the same quarter of 2018.

Service revenues for the second quarter of 2019 were $48.2 million, compared with $43.6 million for the same quarter of 2018. The increase was primarily contributed by enrollment increase at directly operated facilities and newly acquired facilities in Singapore, and was partially offset by the decrease in the franchise services revenue. Franchise fee revenue in the second quarter of 2018 was relatively higher due to the recording of an accounting estimate change.

Product revenues for the second quarter of 2019 were $5.4 million, compared with $3.9 million for the same quarter of 2018, primarily due to an increase in delivery of products of certain courses rolled out by the Company during the first quarter of 2019 and an increase in the amount of merchandise sold through the Company’s franchise network.

Cost of Revenues

Cost of revenues for the second quarter of 2019 was $41.6 million, a 31.7% increase from $31.6 million for the same quarter of 2018. Cost of revenues for services for the second quarter of 2019 was $38.8 million, compared with $29.4 million for the same quarter of 2018. The increase was primarily due to an increase in staff compensation at the Company’s directly operated facilities and higher operating cost. Cost of product revenues for the second quarter of 2019 was $2.8 million, compared with $2.2 million for the same quarter of 2018. The increase was in line with the increase in product revenues.

Gross Profit and Gross Margin

Gross profit for the second quarter of 2019 decreased by 24.9% to $11.9 million, compared with $15.9 million for the same quarter of 2018. The decrease was primarily due to the increase in staff compensation and operating costs at the directly operated facilities and decrease in franchise services revenue.

Gross margin for the second quarter of 2019 was 22.3%, compared with 33.5% for the same quarter of 2018. The decrease in gross margin was primarily due to the increase in staff compensation and operating costs at the directly operated facilities and decrease in franchise services revenue.

Operating Expenses

Total operating expenses for the second quarter of 2019 were $6.6 million, compared with $8.4 million for the same quarter of 2018. Excluding share-based compensation expenses, operating expenses were $5.7 million, a decrease of 9.1% from $6.2 million for the second quarter of 2018.

Selling expenses for the second quarter of 2019 were $0.7 million, compared with $0.4 million for the same quarter of 2018.

G&A expenses for the second quarter of 2019 were $5.9 million, a 26.2% decrease from $8.0 million for the same quarter of 2018. Excluding share-based compensation expenses, G&A expenses were $5.0 million for the second quarter of 2019, a 15.2% decrease from $5.8 million for the same quarter of 2018. The decrease in G&A expenses excluding share-based compensation expenses was primarily due to less expenses incurred in professional service fees and stringent cost control. The share-based compensation expenses included in G&A expenses were $0.9 million for the quarter.

Operating Income

Operating income for the second quarter of 2019 was $5.3 million, compared with $7.5 million for the same quarter of 2018. Adjusted operating income2 was $6.3 million for the second quarter of 2019, compared with $9.7 million for the same quarter of 2018.

Net Income

Net income attributable to ordinary shareholders of RYB for the second quarter of 2019 was $2.9 million, compared with $4.7 million for the second quarter of 2018. Adjusted net income attributable to ordinary shareholders of RYB, which excludes the impact of $1.0 million of share-based compensation expense was $3.9 million, compared with $6.9 million for the second quarter of 2018.

Basic and diluted net income per American depositary share (“ADS”) attributable to ordinary shareholders of RYB for the second quarter of 2019 were $0.11 and $0.10, respectively, compared with basic and diluted net income per ADS of $0.16 and $0.15, respectively for the second quarter of 2018. Each ADS represents one Class A ordinary share.

Adjusted basic and diluted net income per ADS attributable to ordinary shareholders3 of RYB for the second quarter of 2019 were $0.14 and $0.13, respectively, compared with adjusted basic and diluted net income per ADS of $0.24 and $0.22, respectively for the second quarter of 2018.

EBITDA4 for the second quarter of 2019 was $8.2 million, compared with $10.1 million for the second period of 2018. Adjusted EBITDA5 for the second quarter of 2019 was $9.2 million, compared with $12.3 million for the second quarter of 2018.

2  Adjusted operating loss is a non-GAAP financial measure, which is defined as operating income excluding share-based compensation expenses and changes in redeemable non-controlling interests. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

3  Adjusted basic and diluted net income (loss) per ADS attributable to ordinary shareholders is a non- GAAP financial measure, which is defined as basic and diluted net income (loss) per ADS attributable to ordinary shareholders excluding share-based compensation expenses and changes in redeemable non-controlling interest. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

4  EBITDA is defined as net income (loss) excluding depreciation, amortization, interest expenses and income tax expenses. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non- GAAP results” elsewhere in this earnings release.

5  Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income (loss) excluding depreciation, amortization, interest expenses, income tax expenses, and share-based compensation expenses. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non- GAAP results” elsewhere in this earnings release.

Operating Cash Flow

Cash used in operating activities was $2.9 million during the second quarter of 2019, compared with $10.6 million cash used in operating activities during the second quarter of 2018.

Balance Sheet

As of June 30, 2019, the Company had total cash and cash equivalents of $80.7 million, a decrease from $104.1 million as of December 31, 2018. The decrease in cash and cash equivalents balances was mainly due to payment for acquisition and other investments activities as well as share repurchase executed in the quarter.

First Six Months of 2019 Financial Results

Net Revenues

Net revenues for the first six months of 2019 were $87.8 million, compared with $76.2 million for the same period of 2018.

Services revenues for the first six months of 2019 were $80.0 million, compared with $69.6 million for the same period last year. The increase was mainly contributed by student enrollment improvement and newly-added directly operated facilities. The increase was partially offset by the decrease in the franchise services revenue. Franchise fee revenue in the second quarter of 2018 was relatively higher due to the recording of an accounting estimate change. This impact was partially offset by the moderate expansion of network during the first six months of 2019.

Product revenues for the first six months of 2019 were $7.8 million, compared with $6.6 million for the same period in 2019. The increase was primarily due to an increase in delivery of products of certain courses rolled out by the Company during the first quarter of 2019 and an increase in the amount of merchandise sold through the Company’s franchise network.

Cost of Revenues

Cost of revenues for the first six months of 2019 was $74.0 million, compared with $59.7 million for the first six months of 2018. Cost of services revenues for the first six months of 2019 was $70.0 million, compared with $56.1 million for the same period in 2018. The increase was primarily due to an increase in staff compensation at the Company’s directly operated facilities and higher operating cost. Cost of product revenues for the first six months of 2019 was $4.0 million, compared with $3.6 million for the same period last year. The increase was in line with the increase in product revenues.

Gross Profit and Gross Margin

Gross profit for the first six months of 2019 was $13.8 million, compared with $16.5 million for the same period last year.

Gross margin for the first six months of 2019 was 15.7%, compared with 21.7% for the same period last year.

Operating Expenses

Total operating expenses for the first six months of 2019 were $12.5 million, compared with $14.2 million for the same period last year. Excluding share-based compensation expenses, operating expenses were $10.3 million for the first six months of 2019.

Selling expenses were $1.3 million for the first six months of 2019, compared with $0.7 million for the same period last year.

G&A expenses for the first six months of 2019 were $11.2 million, compared with $13.5 million for the same period last year. Excluding share-based compensation expenses, G&A expenses were $9.0 million for the first six months of 2019, a 6.5% decrease from $9.6 million for the same quarter of 2018. The decrease in G&A expenses excluding share-based compensation expenses was primarily due to less expenses incurred in professional service fees and stringent cost control.

Operating Income

Operating income for the first six months of 2019 was $1.3 million, compared with $2.4 million for the same period last year. Adjusted operating income for the first six months of 2019 was $3.5 million, compared with $6.3 million for the same period last year.

Net Income

Net income attributable to ordinary shareholders of RYB for the first six months of 2019 was $0.6 million, compared with $2.0 million for the same period of 2018. Adjusted net income attributable to ordinary shareholders of RYB, which excludes the impact of share-based compensation expense and changes in redeemable non-controlling interests, for the first six months of 2019 was $2.7 million, compared with $6.0 million for the same period of 2018.

Basic and diluted net income per ADS attributable to ordinary shareholders of RYB for the first six months of 2019 were $0.02 and $0.02, respectively, compared with basic and diluted net income per ADS attributable to ordinary shareholders of RYB of $0.07 and $0.06, respectively for the same period of 2018. Each ADS represents one Class A ordinary share.

Adjusted basic and diluted net income per ADS attributable to ordinary shareholders of RYB for the first six months of 2019 were $0.10 and $0.09, respectively, compared with adjusted basic and diluted net income per ADS attributable to ordinary shareholders of RYB of $0.20 and $0.19, respectively for the same period of 2018.

EBITDA for the first six months of 2019 was $7.5 million, compared with $7.3 million for the same period of 2018. Adjusted EBITDA for the first six months of 2019 was $9.8 million, compared with $11.2 million for the same period of 2018.

Outlook

For the third quarter of 2019, the Company’s management currently expects:

•                      Net revenues to be between $45.5 million and $47.0 million, representing a year-over-year increase of approximately 29% to 33%.

For the full year of 2019, the Company’s management currently expects:

•                      Net revenues to be between $195.5 million and $203.5million, representing a year-over-year increase of approximately 25% to 30%.

The above outlook is based on the current market conditions and reflects the Company management’s current and preliminary estimates of market and operating conditions, customer demand and foreign exchange environment, which are all subject to change. The above outlook includes revenue consideration of the Company’s completed acquisition of a leading Singapore-based private childhood education group, as initially announced on February 5, 2019.

Conference Call

Management will hold a conference call at 8:30 a.m. Eastern Time on Wednesday, August 21, 2019 (8:30 p.m. Beijing Time on August 21, 2019). Listeners may access the call by dialing:

United States (toll free):	1-888-317-6003
International:	1-412-317-6061
China (toll free):	400-120-6115
Hong Kong (toll free):	800-963-976
Participant Elite Entry Number:	5180218

Participants should dial-in at least 10-15 minutes before the scheduled start time and ask to be connected to the RYB Education, Inc. conference call.

A telephone replay will be available approximately one hour after the call until August 28, 2019 by dialing:

United States (toll free):	1-877-344-7529
International:	1-412-317-0088
Replay Access Code:	10134450

Additionally, a live and archived webcast of the conference call will be available at http://ir.rybbaby.com.

About RYB Education, Inc.

Founded on the core values of “Care” and “Responsibility,” “Inspire” and “Innovate,” RYB Education, Inc. is a leading early childhood education service provider in China. Since opening its first play-and-learn center in 1998, the Company has grown and flourished with the mission to provide high-quality, individualized and age-appropriate care and education to nurture and inspire each child for his or her betterment in life. During its two decades of operating history, the Company has built “RYB” into a well-recognized education brand and helped bring about many new educational practices in China’s early childhood education industry. RYB’s comprehensive early childhood education solutions meet the needs of children from infancy to 6 years old through structured courses at kindergartens and play-and-learn centers, as well as at-home educational products and services.

Use of Non-GAAP Financial Measures

We use EBITDA, adjusted EBITDA, adjusted operating income, adjusted net income, and adjusted basic and diluted net income per ADS, each a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes.

EBITDA is defined as net income excluding depreciation, amortization, interest expenses, and income tax expenses; adjusted EBITDA is defined as net income excluding depreciation, amortization, interest expenses, income tax expenses, and share-based compensation expenses; adjusted operating income is defined as operating income excluding share-based compensation expenses; adjusted net income attributable to ordinary shareholders is defined as net income attributable to ordinary shareholders excluding share-based compensation expenses and changes in redeemable non-controlling interest; and adjusted basic and diluted net income per ADS attributable to ordinary shareholders are defined as basic and diluted net income per ADS attributable to ordinary shareholders excluding share-based compensation expenses and changes in redeemable non-controlling interest.

We believe that EBITDA, adjusted EBITDA, adjusted operating income, adjusted net income, and adjusted basic and diluted net income per ADS, help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in income from operations and net income. We believe that EBITDA, adjusted EBITDA, adjusted operating income, adjusted net income, and adjusted basic and diluted net income per ADS, provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

EBITDA, adjusted EBITDA, adjusted operating income, adjusted net income, and adjusted basic and diluted net income per ADS, should not be considered in isolation or construed as an alternative to net income or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical adjusted financial measures to the most directly comparable GAAP measures. EBITDA, adjusted EBITDA, adjusted operating income, adjusted net income, and adjusted basic and diluted net income per ADS, presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s brand recognition and market reputation; student enrollment in the Company’s teaching facilities; the Company’s growth strategies; its future business development, results of operations and financial condition; trends and competition in China’s early childhood education market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese early childhood education market; Chinese governmental policies relating to the Company’s industry and general economic conditions in China. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

RYB Education, Inc.

Investor Relations

Tel: 86-10-8767-5752

E-mail:  ir@rybbaby.com

The Piacente Group, Inc.

Ross Warner

Tel: +86 (10) 6508-0677

E-mail: ryb@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: ryb@tpg-ir.com

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	As of
	June 30, 2019	December 31, 2018
Current assets:
Cash and cash equivalents	80,673	104,084
Term deposits	874	—
Accounts receivable, net	2,598	876
Inventories	7,030	4,811
Prepaid expenses and other current assets	14,604	11,243
Loan receivables-current	583	582
Total current assets	106,362	121,596

Non-current assets:
Restricted cash	772	746
Property, plant and equipment, net	48,500	45,896
Acquired intangible assets	18,745	4,491
Goodwill	52,284	25,096
Long-term investments	4,564	4,805
Deferred tax assets	17,336	16,195
Other non-current assets	8,437	24,048
Operating lease right-of-use assets	84,142	—
Loan receivables — non-current	583	582
Total assets	341,725	243,455

Liabilities
Current liabilities:
Prepayments from customers, current portion(including prepayments from customers of the consolidated VIEs without recourse to the Group of $4,588 and $6,647 as of June 30, 2019 and December 31, 2018, respectively)	5,702	6,647
Accrued expenses and other current liabilities(including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Group of $47,193 and $54,443 as of June 30, 2019 and December 31, 2018, respectively)	53,896	60,429
Income taxes payable(including income taxes payable of the consolidated VIEs without recourse to the Group of $12,865 and $11,298 as of June 30, 2019 and December 31, 2018, respectively)	13,341	11,685
Deferred revenue, current portion(including deferred revenue of the consolidated VIEs without recourse to the Group of $36,922 and $29,578 as of June 30, 2019 and December 31, 2018, respectively)	37,256	29,578
Operating lease liabilities, current portion (including operating lease liabilities of the consolidated VIEs without recourse to the Group of $12,619 and nil as of June 30, 2019 and December 31, 2018, respectively)	15,721	—
Long-term debt, current portion (including long-term debt of the consolidated VIEs without recourse to the Group of nil and nil as of June 30, 2019 and December 31, 2018, respectively)	80	—

Total current liabilities	125,996	108,339

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(in thousands of U.S. dollars)

	As of
	June 30, 2019	December 31, 2018
Non-current liabilities:
Prepayments from customers, non-current portion (including prepayments from customers of the consolidated VIEs without recourse to the Group of $4,236 and $3,582 as of June 30, 2019 and December 31, 2018, respectively)	4,236	3,582
Deferred revenue, non-current portion (including deferred revenue of the consolidated VIEs without recourse to the Group of $4,916 and $5,567 as of June 30, 2019 and December 31, 2018, respectively)	6,262	6,915
Other non-current liabilities (including other non-current liabilities of the consolidated VIEs without recourse to the Group of $9,008 and $8,541 as of June 30, 2019 and December 31, 2018, respectively)	10,784	8,541
Deferred income tax liabilities (including deferred income tax liabilities of the consolidated VIEs without recourse to the Group of $1,486 and $1,110 as of June 30, 2019 and December 31, 2018, respectively)	3,653	1,110
Operating lease liabilities, non-current portion (including operating lease liabilities of the consolidated VIEs without recourse to the Group of $70,531 and nil as of June 30, 2019 and December 31, 2018, respectively)	73,374	—
Long-term debt, non-current portion (including long term debt of the consolidated VIEs without recourse to the Group of nil and nil as of June 30, 2019 and December 31, 2018, respectively)	47	—
Total liabilities	224,352	128,487

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(in thousands of U.S. dollars)

	As of
	June 30, 2019	December 31, 2018

Mezzanine equity
Redeemable non-controlling interests	8,555	1,628

Equity
Ordinary shares	29	29
Treasury stock	(12,000)	—
Additional paid-in capital	138,142	135,881
Statutory reserve	3,362	3,362
Accumulated other comprehensive income	(401)	(122)
Accumulated deficit	(29,827)	(30,421)
Total RYB Education, Inc. shareholders’ equity	99,305	108,729
Non-controlling interest	9,513	4,611
Total equity	108,818	113,340
Total liabilities, mezzanine equity and total equity	341,725	243,455

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands of U.S. dollars, except share, ADS, per share and per ADS data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Net revenues:
Services	48,186	43,602	80,029	69,602
Products	5,365	3,882	7,786	6,635
Total net revenues	53,551	47,484	87,815	76,237
Cost of revenues:
Services	38,840	29,418	70,036	56,106
Products	2,779	2,176	4,009	3,618
Total cost of revenues	41,619	31,594	74,045	59,724
Gross profit	11,932	15,890	13,770	16,513

Operating expenses
Selling Expenses	733	415	1,283	693
General and administrative	5,878	7,970	11,201	13,462
Total operating expenses	6,611	8,385	12,484	14,155

Operating income	5,321	7,505	1,286	2,358
Interest income	355	503	560	1,038
Government subsidy income	95	201	220	290
Gain on disposal of subsidiaries	—	—	697	1
Impairment loss on intangible assets and goodwill	(416)	—	(416)	—

Income before income taxes	5,355	8,209	2,347	3,687
Less: Income tax expenses	1,798	2,874	1,361	1,395

Income before loss in equity method investments	3,557	5,335	986	2,292
Loss from equity method investment	(183)	(35)	(296)	(90)

Net income	3,374	5,300	690	2,202
Less: Net income attributable to non-controlling interest	431	583	239	205
Less: Decrease in redeemable non-controlling interests	—	—	(143)	—
Net income attributable to ordinary shareholders of RYB Education, Inc.	2,943	4,717	594	1,997

Net income per share attributable to ordinary shareholders of RYB Education, Inc.
Basic	0.11	0.16	0.02	0.07
Diluted	0.10	0.15	0.02	0.06

Net income per ADS attributable to ordinary shareholders of RYB Education, Inc. (Note 1)
Basic	0.11	0.16	0.02	0.07
Diluted	0.10	0.15	0.02	0.06

Weighted average shares used in calculating net income per ordinary share
Basic	27,904,877	29,349,537	28,466,197	29,282,044
Diluted	29,239,156	31,344,409	29,813,542	31,298,700

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of U.S. dollars, except share, ADS, per share and per ADS data)

Net income	3,374	5,300	690	2,202
Other comprehensive loss, net of tax of nil:

Change in cumulative foreign currency translation adjustments	(178)	(1,320)	(241)	(661)
Total comprehensive income	3,196	3,980	449	1,541
Less: Comprehensive income (loss) attributable to non-controlling interest	319	267	276	(57)

Comprehensive income attributable to RYB Education, Inc.	2,877	3,713	173	1,598

Note 1: Each ADS represents one Class A ordinary share.

RECONCILIATION OF GAAP and non-GAAP results

(in thousands of U.S. dollars, except share, ADS, per share and per ADS data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018

Operating income	5,321	7,505	1,286	2,358
Share-based compensation expenses	964	2,212	2,261	3,974
Adjusted operating income	6,285	9,717	3,547	6,332

Net income attributable to ordinary shareholders of RYB Education, Inc.	2,943	4,717	594	1,997

Share-based compensation expenses	964	2,212	2,261	3,974
Decrease in redeemable non-controlling interests	—	—	(143)	—
Adjusted net income attributable to ordinary shareholders of RYB Education, Inc.	3,907	6,929	2,712	5,971

Net income	3,374	5,300	690	2,202
Add: Income tax expense	1,798	2,874	1,361	1,395
Depreciation of property, plant and equipment, and amortization of intangible assets	3,027	1,896	5,468	3,666
EBITDA	8,199	10,070	7,519	7,263
Share-based compensation expenses	964	2,212	2,261	3,974
Adjusted EBITDA	9,163	12,282	9,780	11,237

Net income per ADS attributable to ordinary shareholders of RYB Education,Inc.- Basic (Note1)	0.11	0.16	0.02	0.07
Net income per ADS attributable to ordinary shareholders of RYB Education,Inc.- Diluted (Note1)	0.10	0.15	0.02	0.06

Adjusted net income per ADS attributable to ordinary shareholders of RYB Education,Inc.- Basic (Note1)	0.14	0.24	0.10	0.20
Adjusted net income per ADS attributable to ordinary shareholders of RYB Education,Inc.- Diluted (Note1)	0.13	0.22	0.09	0.19

Weighted average shares used in calculating basic net income per ADS(Note1)	27,904,877	29,349,537	28,466,197	29,282,044
Weighted average shares used in calculating diluted net income per ADS(Note1)	29,239,156	31,344,409	29,813,542	31,298,700

Adjusted net income per share- Basic	0.14	0.24	0.10	0.20
Adjusted net income per share- Diluted	0.13	0.22	0.09	0.19

Note 1: Each ADS represents one Class A ordinary share.